Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[MEADVILLE HOLDINGS LIMITED CORRESPONDENCE TO CUSTOMERS — NOVEMBER 16, 2009]
November 16, 2009
Dear Valued Customer,
Subject: Business Combination Between Meadville’s PCB Business and TTM Technologies, Inc.
I am delighted to inform you of an important and exciting new development at Meadville. To further expand our business and to better serve you as our valued customer, we have just announced that subject to the closing of the transaction, our PCB business will combine with TTM Technologies, Inc., North America’s largest PCB manufacturer by revenue and a listed company on NASDAQ. Our Group’s founder and largest shareholder, Mr. Tang Hsiang Chien through his representatives will remain closely involved with the newly combined business. With this business combination (expected to complete in the first quarter of 2010), Mr. Tang will, through his company, become a substantial shareholder of TTM.
TTM is North America’s largest PCB manufacturer and a leading supplier of PCB and backplane assemblies and specializes in the high-end commercial and aerospace / defense markets, including networking and communications infrastructure, computing, industrial and medical markets. Its customers include original equipment manufacturers and international electronic manufacturing services companies. Currently, TTM has eight manufacturing operations, seven of which are in the U.S. and one in the PRC.
The combination of TTM and Meadville’s PCB businesses will create one of the world’s leading PCB business with strong PCB production and R&D capabilities in both North America and the Asia Pacific region. We will be able to offer an integrated global sales and production solution in PCBs, flex and rigid-flex and backplane assembly products as well as providing small volume quick-turn production. With our “global presence, local knowledge” strategy and combined revenue (2008 pro-forma: approximately US$1.35 billion), we will become even more competitive and able to serve you better to your satisfaction.
At the same time, Meadville’s laminate business will be sold to another company owned by Mr. Tang. Upon completion of the two transactions which are conditional on each other, Meadville proposes to delist from the Hong Kong Stock Exchange.
Please be assured that our existing management team and employees will continue to manage the Asia operation of the combined PCB business and render their very best services to you. We sincerely appreciate your support to Meadville in the past and we are confident that the combination of the two leading PCB businesses will definitely enable us to better meet your needs in the future. We will continue to update you on the new developments and the new combined PCB business.
Should you have any questions, please do not hesitate to contact Kingsley Chau on (+852) 2660 3168 or visit our website at http://www.meadvillegroup.com/announcements.html for more details.
Yours sincerely,
Tang Chung Yen, Tom
Executive Chairman and Group Managing Director

Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in SEC filings made by TTM Technologies, Inc. (“TTM”).
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.